UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

DTF Tax-Free Income Inc. (DTF)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23334J107

(CUSIP Number)

Jodi L. Hedberg, Chief Compliance Officer

Karpus Management, Inc.

d/b/a Karpus Investment Management

183 Sully’s Trail

Pittsford, New York 14534

(585) 586-4680

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 ________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23334J107	13D	Page 2 of 11 Pages

1.	NAME OF REPORTING PERSON Karpus Investment Management
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,055,412 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 2,055,412 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,055,412 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.12%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 23334J107	13D	Page 3 of 11 Pages

1.	NAME OF REPORTING PERSON George W. Karpus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 209,835 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 209,835 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,835 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 23334J107	13D	Page 4 of 11 Pages

1.	NAME OF REPORTING PERSON Arthur Charles Regan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 23334J107	13D	Page 5 of 11 Pages

1.	NAME OF REPORTING PERSON Daniel C. Robeson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 Shares
	8.	SHARED VOTING POWER 0 Shares
	9.	SOLE DISPOSITIVE POWER 0 Shares
	10.	SHARED DISPOSITIVE POWER 0 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 23334J107	13D	Page 6 of 11 Pages

Item 1.	Security and Issuer.

This statement relates to the Common Stock of DTF Tax-Free Income Inc. (the "Shares"), a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 200 S. Wacker Drive, Suite 500, Chicago, Illinois 60606.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus");
(ii)	George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually;
(iii)	Arthur Charles Regan, as a nominee to the Board of Directors of the Issuer (the "Board"); and
(iv)	Daniel C. Robeson, as a nominee to the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of Karpus and Mr. Karpus is 183 Sully's Trail, Pittsford, New York 14534. The address of the principal office of Arthur Charles Regan is 505 Eighth Avenue, Suite 800, New York, New York 10018. The address of the principal office of Daniel C. Robeson is c/o Karpus Management, Inc., 183 Sully’s Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser that provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of George W. Karpus is serving as the President and CEO of Karpus. The principal occupation of Arthur Charles Regan is serving as President and CEO of Regan & Associates, Inc., a proxy solicitation and stockholder services firm. The principal occupation of Daniel C. Robeson is serving as Professor of Management at Siena College.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Messrs. Karpus, Regan, and Robeson are citizens of the United States of America.

CUSIP No. 23334J107	13D	Page 7 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 2,055,412 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 24.12% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 2,055,412 Shares beneficially owned by Karpus is approximately $29,080,502, excluding brokerage commissions. The Shares purchased by Karpus were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 209,835 Shares beneficially owned by Mr. Karpus is approximately $3,046,859, excluding brokerage commissions. The shares purchased by Mr. Karpus were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.

Item 4.	Purpose of Transaction.

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accounts. Shares have been acquired since December 21, 2017.

On September 17, 2020, Karpus delivered a letter (the "Nomination Letter") to the Issuer nominating two (2) highly qualified director candidates, Arthur Charles Regan and Dr. Daniel C. Robeson (the "Nominees" or, individually, a “Nominee”), for election to the Board at the Issuer's next Annual Meeting of Shareholders (the "Annual Meeting").

The Nomination Letter also contained two shareholder proposals (the “Proposals”) that Karpus intends to present at the Annual Meeting. The first proposal seeks to terminate Duff & Phelps Investment Management Co. The second proposal requests that the Board take all steps in its power to declassify the Board so that all directors are elected on an annual basis.

The Reporting Persons have informed the Board that Karpus is willing to enter into discussions in furtherance of reaching a mutually agreeable resolution. The Reporting Persons intend to closely monitor the situation at the Issuer.

Karpus's highly-qualified Nominees are:

Arthur Charles Regan, 57, has been the President & CEO of Regan & Associates, Inc. a New York, New York based proxy solicitation/stockholder services firm founded by him since 1991 and has had numerous articles published on stockholder related matters. From 1991 to 1998, Mr. Regan was the President of David Francis & Co., Inc., a proxy solicitation firm. From 1984 to 1988, Mr. Regan served as Vice President at Morrow & Co, Inc., a proxy solicitation firms. From 1997 to 2000 he served as an outside director and Corporate Secretary for US Wats, Inc., a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence. Mr. Regan was a Trustee of the Madison Strategic Sector Premium Fund (“MSP”) from 2017 until it merged into the Madison Covered Call & Equity Strategy Fund (“MCN”). Mr. Regan received a Bachelor of Science from New York University.

CUSIP No. 23334J107	13D	Page 8 of 11 Pages

Dr. Daniel C. Robeson, 58, has served as a Professor of Management at Siena College since September 2017. Prior to that, he was a Senior Vice-President of Research and Strategy at Bender Lane Advisory, LLC in Albany, New York since August 2017. Dr. Robeson joined Bender Lane Advisory in June 2016 after being employed by Keuka College for two years and was Chair, Division of Business & Management at the time of his departure. Prior to that role, Dr. Robeson was employed at The Sage Colleges for eight years, the last 5 of which he acted as the Founding Dean of the School of Management. His previous experience includes System Concepts Center Consultant at Eastman Kodak, Financial Advisor at Landmark Bank, and Account Executive at Dean Witter Reynolds. Dr. Robeson earned a Bachelor of Arts in Economics from the University of Missouri, a Master of Business Administration from Rensselaer Polytechnic Institute, and a Doctor of Philosophy in Management from Rensselaer Polytechnic Institute. Mr. Robeson was a Trustee of the Madison Strategic Sector Premium Fund (“MSP”) from 2017 until it merged into the Madison Covered Call & Equity Strategy Fund (“MCN”).

Karpus purchased the Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to them, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Karpus may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Karpus may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Karpus intends to review its investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 8,520,685 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2020, as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on June 23, 2020.

A .	Karpus Investment Management

(a)	As of the close of business on September 17, 2020, Karpus Investment Management beneficially owned the 2,055,412 Shares held in the Accounts.

Percentage: 24.12%

(b)	1. Sole power to vote or direct vote: 2,055,412
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,055,412
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus through the Accounts during the past sixty (60) days are set forth in Schedule B and incorporated herein by reference.

B .	George W. Karpus

(a)	As of the close of business on September 17, 2020, George W. Karpus directly beneficially owned 209,835 Shares.

Percentage:   2.5%

(b)	1. Sole power to vote or direct vote: 209,835
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 209,835
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Karpus has not entered into any transactions in the Shares during the past sixty (60) days.

CUSIP No. 23334J107	13D	Page 9 of 11 Pages

D .	Arthur Charles Regan

(a)	As of the close of business on September 17, 2020, Arthur Charles Regan didn't beneficially own any Shares of the Issuer.

Percentage: 0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Regan has not entered into any transactions in the Shares during the past sixty (60) days.

E .	Daniel C. Robeson

(a)	As of the close of business on September 17, 2020, Daniel C. Robeson didn't beneficially own any Shares of the Issuer.

Percentage: 0.00%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Robeson has not entered into any transactions in the Shares during the past sixty (60) days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With respect to the Issuer.

On September 17, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, and (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominee and approval of the Proposals at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement by and between Karpus Management, Inc., George W. Karpus, Arthur Charles Regan, and Daniel C. Robeson, dated September 17, 2020.

CUSIP No. 23334J107	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 18, 2020

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name: Daniel L. Lippincott, CFA Title: Director of Investment Personnel/Senior-Tax Sensitive Manager

/s/ George W. Karpus
GEORGE W. KARPUS

/s/ Arthur Charles Regan
ARTHUR CHARLES REGAN

/s/ Daniel C. Robeson
DANIEL C. ROBESON

CUSIP No. 23334J107	13D	Page 11 of 11 Pages

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	240 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	6,360 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice-President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

SCHEDULE B

Transactions in the Shares in the past 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	400	$14.37	7/31/2020
Sale of Common Stock	(500)	$14.35	8/24/2020
Sale of Common Stock	(325)	$14.30	8/28/2020